UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Pfizer Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2017 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that KPMG and our predecessor firms began serving as the Plan’s auditor, however, we are aware that KPMG and our predecessor firms have served as the Plan’s auditor since at least 1977.

Memphis, Tennessee
June 28, 2018

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Assets
Investments, at fair value
Pfizer Inc. common stock	$1,841,995	$1,786,627
Pfizer Inc. preferred stock	46,322	47,662
Common/collective trust funds	8,093,269	6,616,672
Mutual funds	1,531,351	1,383,443
Self-directed brokerage account	203,851	174,756
Total investments, at fair value	11,716,788	10,009,160

Investments, at contract value
T. Rowe Price Stable Value Fund	1,408,836	1,419,470
Total investments	13,125,624	11,428,630

Receivables
Participant contributions	9,070	8,520
Company contributions	91,885	76,081
Notes receivable from participants	79,882	78,420
Securities sold	—	779
Interest and other	4,859	4,775
Total receivables	185,696	168,575
Total assets	13,311,320	11,597,205

Liabilities
Payable for securities purchased	2,652	2,885
Investment management fees payable	391	414
Total liabilities	3,044	3,299
Net assets available for plan benefits	$13,308,276	$11,593,906
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Additions/(reductions) to net assets attributed to:
Investment income
Net appreciation in investments	$1,813,102
Pfizer Inc. common stock dividends	67,748
Pfizer Inc. preferred stock dividends	1,366
Interest income	52,200
Dividend income from other investments	12,651
Total investment income	1,947,066
Interest income from notes receivable from participants	3,430
Less: Investment management, redemption and loan fees	(3,233)
Net investment and interest income	1,947,263

Contributions
Participant	379,382
Company	212,660
Rollovers into the Plan	83,252
Total contributions	675,294
Total additions	2,622,557

Deductions from net assets attributed to:
Benefits paid to participants	914,604

Net increase	1,707,953

Transfers into the Plan	6,417

Net assets available for plan benefits
Beginning of year	11,593,906
End of year	$13,308,276
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Pfizer Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

On June 24, 2016, the Company acquired Anacor Pharmaceuticals, Inc. (Anacor). In connection with the acquisition, the Company adopted and assumed sponsorship of the Anacor Pharmaceuticals, Inc. 401(k) Plan (Anacor Plan), effective June 24, 2016. On September 1, 2017, Anacor colleagues became eligible for the Plan, and the Anacor Plan was merged into the Plan on October 2, 2017.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs

In general, through December 31, 2016, costs and expenses of administering the Plan were paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses were paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in-service withdrawals (for active participants) and check fees were paid by participants.
Beginning in 2017, the Plan Sponsor changed the way certain Plan costs, which include general Plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees, are paid in the Plan. The general Plan administrative fees and expenses are deducted directly from each participant’s account and are no longer included as part of the investment option fee structure. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter).

Contributions

Participants may contribute up to 30% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death or disability, such participant will receive the matching contribution. In January 2017, the Company funded the fourth quarter 2016 Company matching contributions in the amount of approximately $24.5 million. In January 2018, the Company funded the fourth quarter 2017 Company matching contributions in the amount of approximately $26.5 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund, in which participants could diversify 100% of their investments into any of the other available investment funds at any time. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer Inc. common stock continues to be offered as an investment option in the Pfizer Stock Fund, but the Company no longer directs its matching contributions to the Pfizer Stock Match Fund.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Plan includes a Roth 401(k) contribution option, which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes. If a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the Roth 401(k) In-Plan Conversion feature. A participant’s age and date of the first Roth 401(k) contribution will determine which contributions are eligible to satisfy these requirements.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011, who are not eligible for the Pfizer Consolidated Pension Plan, a Company-sponsored defined benefit plan. Effective January 1, 2018, the Company froze its non-union U.S. and Puerto Rico defined benefit plans and began providing RSC eligibility for those active colleagues impacted. The RSC provides an additional annual employer-provided contribution based on age and years of service. In February 2017, the Company funded the RSC for Plan year 2016 in the amount of approximately $51.6 million. In February 2018, the Company funded the RSC for Plan year 2017 in the amount of approximately $65.4 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited nonvested accounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2017 and 2016, forfeited nonvested accounts totaled approximately $0.6 million and $0.4 million, respectively. In 2017, Company contributions were reduced by approximately $2.4 million from forfeited nonvested accounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Investment Options

Nonparticipant-Directed Funds
Pfizer Stock Match Fund
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Frozen Stock Fund
This fund holds investments in the common stock of Pfizer Inc. The Pfizer Frozen Stock Fund is a combination of Company stock funds consolidated in December 2014 that contain participant-directed and nonparticipant-directed funds and is frozen to new contributions.

All participants can diversify 100% of their investments in the Pfizer Frozen Stock Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund
This fund holds investments in the preferred stock of Pfizer Inc., which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Plan on January 1, 2008. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or a combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Contributions may be invested into a self-directed brokerage account. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

The Plan’s trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

Notes Receivable from Participants
Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum loan is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is six to 10 years. Interest rates on outstanding loans ranged from 3.25% to 10.50% and 4.25% to 10.50% at December 31, 2017 and 2016, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

In the event of termination, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement or total and permanent long-term disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant’s death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant’s death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the accompanying statements of net assets available for plan benefits present the contract value of the fully benefit-responsive investment contracts, and the statement of changes in net assets available for plan benefits are prepared on a contract value basis.

Some amounts in the financial statements, notes to financial statements and supplemental schedules of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The T. Rowe Price Stable Value fund represents direct investments in Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and Separate Account Contracts (SACs) that are fully benefit-responsive and reported at contract value as contract value is the relevant measurement. See Note 4, Investment Contracts, for additional information.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2017 and 2016, Pfizer Inc. preferred stock was valued at $93.26 per share and $83.63 per share, respectively, based on the closing Pfizer Inc. common stock price of $36.22 per share and $32.48 per share on December 31, 2017 and 2016, respectively.

See Note 6, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standard

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.
3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated April 18, 2018 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2014.
4. Investment Contracts

Participants in the Plan have a stable value investment option that invests in the T. Rowe Price Stable Value Fund composed of fully benefit-responsive SICs and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following represents the disaggregation of contract value between types of investment contracts held by the Plan:
	December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Synthetic investment contracts	$1,167,312	$1,159,438
Separate account contracts	241,524	260,032
Total	$1,408,836	$1,419,470

Investments underlying a synthetic structure are owned by a benefit plan or collective trust fund. SICs consist of a portfolio of underlying assets (which may include units of fixed income commingled or common trust funds) owned by a benefit plan or collective trust fund and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuer consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs and bankruptcy. The Plan Sponsor does not believe the occurrence of any such event is probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5. Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	As of December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Net assets
Investments, at fair value
Pfizer Inc. common stock	$1,251,905	$1,225,590
Pfizer Inc. preferred stock	46,322	47,662
Common/collective trust funds	9,279	8,497
Total investments, at fair value	1,307,506	1,281,749
Receivables
Securities sold	—	779
Interest and other	2	—
Total receivables	2	779
Net assets available for plan benefits	$1,307,509	$1,282,528

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Changes in net assets
Investment income
Net appreciation in investments	$138,739
Pfizer Inc. common stock dividends	46,228
Pfizer Inc. preferred stock dividends	1,366
Interest and dividend income from other investments	75
Total investment income	186,407
Less: Investment management, redemption and loan fees	(212)
Net investment and interest income	186,196
Benefits paid and transfers
Benefits paid to participants	(97,342)
Transfers to participant-directed investments	(63,873)
Total benefits paid and transfers	(161,216)
Net increase	24,980
Net assets available for plan benefits
Beginning of year	1,282,528
End of year	$1,307,509
6. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2017
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$1,841,995	$—	$—	$1,841,995
Pfizer Inc. preferred stock	—	46,322	—	46,322
Common/collective trust funds	—	8,093,269	—	8,093,269
Mutual funds	1,531,351	—	—	1,531,351
Self-directed brokerage account	203,851	—	—	203,851
Total	$3,577,197	$8,139,591	$—	$11,716,788

	Fair Value as of December 31, 2016
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$1,786,627	$—	$—	$1,786,627
Pfizer Inc. preferred stock	—	47,662	—	47,662
Common/collective trust funds	—	6,616,672	—	6,616,672
Mutual funds	1,383,443	—	—	1,383,443
Self-directed brokerage account	174,756	—	—	174,756
Total	$3,344,826	$6,664,334	$—	$10,009,160
7. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.
8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
9. Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
10. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund representing fully benefit-responsive investment contracts are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Net assets available for plan benefits per the financial statements	$13,308,276	$11,593,906
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	(2,718)	1,254
Amounts allocated to withdrawing participants	(1,308)	(2,387)
Deemed distributions	(1,847)	(1,820)
Net assets available for plan benefits per Form 5500	$13,302,403	$11,590,953

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Benefits paid to participants, including rollovers, per the financial statements	$914,604
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,155
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(4,207)
Benefits paid to participants, including rollovers, per Form 5500	$913,552

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Net appreciation in investments per the financial statements	$1,813,102
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at end of year	(2,718)
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(1,254)
Net appreciation in investments per Form 5500	$1,809,130
11. Subsequent Events

On September 3, 2015, the Company acquired Hospira, Inc. (Hospira). In connection with the acquisition, the Company adopted and assumed sponsorship of the Hospira 401(k) Retirement Plan (Hospira Plan), effective September 3, 2015. On January 1, 2018, Hospira colleagues became eligible for the Plan, and the Hospira Plan was merged into the Plan on January 9, 2018.

On September 28, 2016, the Company acquired Medivation, Inc. (Medivation). In connection with the acquisition, the Company adopted and assumed sponsorship of the Medivation 401(k) Plan (Medivation Plan), effective September 28, 2016. On January 1, 2018, Medivation colleagues became eligible for the Plan, and the Medivation Plan was merged into the Plan on January 24, 2018.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 28, 2018, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2017
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value

*	Pfizer Inc. Common Stock	Common stock			50,855,746	$1,185,970	$1,841,995

*	Pfizer Inc. Preferred Stock	Preferred stock			496,686	20,026	46,322

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund			69,129,433	69,129	69,129
*	NTGI – Russell 2000 Small Cap Index Fund	Collective trust fund			152,082	211,014	327,857
*	NTGI – S&P 500 Index Fund	Collective trust fund			200,756	906,165	1,838,535
	BlackRock MidCap Equity Index Fund	Collective trust fund			6,392,838	435,551	565,417
	BlackRock International Equity Index Fund	Collective trust fund			4,203,490	48,672	58,774
*	Fidelity Large Cap Growth Fund	Collective trust fund			72,572,494	1,243,544	1,381,780
	Oppenheimer Developing Markets Fund	Collective trust fund			3,352,849	161,165	185,983
	Boston Partners Large Cap Value Fund	Collective trust fund			20,952,819	321,167	466,575
	Vanguard Target Retirement Income Trust Select	Collective trust fund			8,624,094	227,368	292,184
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund			2,039,988	57,441	70,747
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund			16,632,344	403,951	590,615
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund			10,823,522	313,406	390,296
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund			20,711,211	496,890	754,924
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund			8,580,085	244,939	316,348
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund			13,377,796	323,414	498,189
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund			4,340,544	126,309	162,727
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund			2,008,679	58,998	75,265
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund			1,127,744	33,625	42,234
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund			151,916	5,159	5,691
	Total common/collective trust funds					5,687,908	8,093,269

	T. Rowe Price Small Cap Stock Fund	Mutual fund			16,370,798	337,086	388,315
	Dodge & Cox International Fund	Mutual fund			13,033,913	451,514	603,731
	Diversified Bond Fund – Core	Mutual fund			44,516,681	467,112	458,077
	Diversified Bond Fund – High Yield	Mutual fund			9,035,370	80,436	81,228
	Total mutual funds					1,336,149	1,531,351

* ****	Self-Directed Brokerage Account	Self-directed brokerage account					203,851
- continued -

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2017
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value

	T. Rowe Price Stable Value Fund –
***	American General Life Insurance Company Contract #GA-IM-266-1658155	Synthetic investment contract	2.37%	**	187,249,424	$187,249	$187,249
***	Great-West Financial Contract #939983-01	Synthetic investment contract	1.10%	**	621,675	622	622
***	JPMorgan Securities, LLC Contract #ATRPPFIZER 01	Synthetic investment contract	2.39%	**	163,634,781	163,635	163,635
***	New York Life Insurance Company GIC Contract #GA-29302	Synthetic investment contract	2.30%	**	144,097,957	144,098	144,098
***	The Prudential Insurance Company of America Contract #GA-63191	Synthetic investment contract	2.36%	**	236,321,335	236,321	236,321
***	Royal Bank of Canada Contract #TRPPFIZER01	Synthetic investment contract	2.36%	**	151,292,910	151,293	151,293
***	State Street Bank and Trust Company Contract #96028	Synthetic investment contract	2.42%	**	284,093,637	284,094	284,094
***	Metropolitan Life Insurance Company Contract #32392	Separate account contract	2.55%	**	241,524,184	241,524	241,524
	Total T. Rowe Price Stable Value Fund					1,408,836	1,408,836

	Total investments						13,125,624

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%					79,882
		Maturity Dates: 2018 - 2032
	Total						$13,205,506

*	Party-in-interest as defined by ERISA

**	Open-ended maturity

***	Current value represents contract value

****	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2017
(THOUSANDS OF DOLLARS)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current value of asset on transaction date	Net gain/(loss)
NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 134 acquisitions	$133,727	$—	$133,727	$133,727	$—

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 368 dispositions	—	133,010	133,010	133,010	—

*	Party-in-interest as defined by ERISA.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee
Date: June 28, 2018